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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                               SCHEDULE 13E-4/A
                         ISSUER TENDER OFFER STATEMENT
     (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                       AMENDMENT NO. 1 (FINAL AMENDMENT)

                                  GBC BANCORP
                               (Name of Issuer)

                                  GBC BANCORP
                     (Name of Person(s) Filing Statement)

                          COMMON STOCK, NO PAR VALUE
                        (Title of Class of Securities)

                                   361475106
                     (CUSIP number of class of securities)

                                  PETER LOWE
               EXECUTIVE VICE PRESIDENT/CHIEF FINANCIAL OFFICER
                                  GBC BANCORP
                              800 WEST 6TH STREET
                        LOS ANGELES, CALIFORNIA  90017
                                (213) 972-4104
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
            Communications on Behalf of Person(s) Filing Statement)

                                   COPY TO:

                           FREDERICK B. MCLANE, ESQ.
                             O'MELVENY & MYERS LLP
                             400 SOUTH HOPE STREET
                             LOS ANGELES, CA 90071
                                 (213) 430-6000

                                 JUNE 16, 1999

    (Date tender offer first published, sent or given to security holders)

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
                           CALCULATION OF FILING FEE
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Transaction valuation: $44,000,000*              Amount of filing fee: $8,800
--------------------------------------------------------------------------------

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:  $8,800                  Filing Party: GBC Bancorp
Form or Registration No.:  Schedule 13E-4        Date Filed:  June 16, 1999
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*Calculated solely for purposes of determining the filing fee in accordance with
Section 13(e)(3) of the Securities Exchange Act of 1934 and Rule 0-11
thereunder. Based upon the purchase of 2,000,000 shares of Common Stock at the maximum offer price of $22, net in cash per share.
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     GBC Bancorp, a California corporation (the "Company"), hereby amends its
Issuer Tender Offer Statement on Schedule 13E-4 (the "Schedule 13E-4") filed with the Securities and Exchange Commission on June 16, 1999, with respect to its offer to purchase for cash up to 2,000,000 shares of its common stock, no par value (the "Shares"), at prices, net to the seller in cash, not greater than $22 nor less than $18 per Share, specified by stockholders, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 16, 1999, and the related Letter of Transmittal (which together constitute the "Offer"). Capitalized terms used in this Amendment No. 1 without definition have the meanings assigned to them by the Schedule 13E-4.

ITEM 8.   ADDITIONAL INFORMATION.

          The response to Item 8(e) of the Schedule 13E-4 is hereby supplemented and amended as follows:

          At 11:59 P.M., New York City time, on July 14, 1999, the Offer expired in accordance with its terms. In accordance with the Offer, the Company accepted for purchase, without proration, 1,327,579 Shares, which were all Shares validly tendered at or below $22 per Share and not withdrawn.

          A copy of the Company's news release dated July 14, 1999 announcing the preliminary results of the Offer is attached hereto as Exhibit (a)(10) and is incorporated herein by reference.

ITEM 9.   MATERIAL TO BE FILED AS EXHIBITS.

          The response to Item 9 of the Schedule 13E-4 is hereby supplemented and amended by the addition of the following thereto:

          (a)(10) News Release issued by the Company on July 14, 1999.

                                       1
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                                   SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                            GBC BANCORP

                                            By:    /s/ Peter Lowe
                                                   -----------------------------
                                            Name:  Peter Lowe
                                            Title: Executive Vice President/
                                                   Chief Financial Officer


July 27, 1999

                                       2
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                                 EXHIBIT INDEX



Exhibit
Number         Description

(a)(10)        News Release issued by the Company on July 14, 1999.